**Sibanye Stillwater Limited**
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

# MARKET RELEASE

## Trading statement and Operating update for the six months ended 30 June 2026

**Johannesburg, 27 August 2026:** Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to share its Trading statement and Operating update for the six months ended 30 June 2026. Consistent operational delivery, stronger commodity prices and improved margins are expected to drive a substantial increase in earnings, with headline earnings per share (HEPS) increasing by more than 200% and earnings per share (EPS) improving by more than 560%.

### Trading statement for H1 2026

In terms of paragraph 6.26 of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the current period to be reported on will differ by at least 20% from the financial results for the previous corresponding period.

Accordingly, stakeholders are advised that Sibanye-Stillwater expects HEPS of between 571 SA cents (34.8 US cents) and 631 SA cents (38.4 US cents) for H1 2026, an increase of more than 200% from 190 SA cents (10.3 US cents) for the six months ended 30 June 2025 (H1 2025). EPS are expected to range between 597 SA cents (36.3 US cents) and 658 SA cents (40.1 US cents), improving by more than 560% from a loss per share of 127 SA cents (6.9 US cents) for H1 2025.

The substantial improvement in earnings reflects stable operational delivery, stronger commodity prices and improved margins. Revenue less cost of sales before amortisation and depreciation for H1 2026 is expected to more than double compared with H1 2025, demonstrating the significant earnings leverage across the portfolio.

The year-on-year comparison is impacted by historical Section 45X credits recognised in H1 2025, which reduced cost of sales before amortisation and depreciation in the comparative period. H1 2025 included R5.1 billion (US$285 million) of Section 45X credits, of which approximately R4.4 billion (US$249 million) related to the cumulative recognition of credits for 2023 and 2024. Excluding Section 45X credits from both periods, the underlying improvement in profitability is even more pronounced.

The substantial increases in HEPS and EPS for H1 2026 compared with H1 2025 are primarily attributable to:

- record financial performance from the SA gold operations (including DRDGOLD), with a 35% increase in the average rand gold price received and a 5% increase in gold sold, more than offsetting lower production and higher costs
- a substantial increase in profitability from the SA PGM operations, with a 67% increase in the average

rand 4E PGM basket price received and a 12% increase in PGM sales at consistent production levels

- improved underlying profitability from the US PGM operations, supported by a 70% increase in the average US dollar 2E PGM basket price received
- a standout underlying performance from the Recycling operations, supported by improved profitability at the Pennsylvania (PA) site and the inclusion and successful integration of the North Carolina (NC) site since its acquisition on 4 September 2025
- a significant reduction in impairment charges compared with the R9.7 billion recognised in H1 2025
- an increased share of results from equity-accounted investees, reflecting improved profitability at Mimosa due to higher commodity prices

*These* positive impacts were partially offset by:

- higher royalties and mining and income taxes associated with the increased profitability arising from the stronger commodity prices

*The conversion of rand amounts into US dollars is based on average exchange rates of R16.41/US$ for H1 2026 and R18.39/US$ for H1 2025. US dollar information is provided as supplementary information only.*
*The financial information on which this Trading statement is based has not been reviewed or reported on by Sibanye-Stillwater's external auditors.*

**Operational update for H1 2026**

The Group delivered a strong operational and financial performance during H1 2026. Consistent operational delivery and stronger commodity prices translated into significantly higher profitability, improved margins and strong cash generation. Unless otherwise stated, all comparisons are with H1 2025. The operational and financial information set out below is based on unaudited management accounts for the six months ended 30 June 2026 and remains subject to finalisation.

- The SA gold operations achieved record financial performance, with adjusted EBITDA increasing by approximately 85%. A 35% increase in the average gold price received and a 5% increase in gold sold more than offset lower production and higher costs, resulting in substantially improved margins. Production, including DRDGOLD, decreased by 2% to 9,134kg (293,665oz). Planned production rebasing at Kloof and operational challenges at Beatrix were partly offset by a 13% increase in surface production, including a 10% increase at DRDGOLD to 2,502kg (80,441oz). All-in sustaining costs (AISC) increased by 14% to R1,638,089/kg (US$3,105/oz), reflecting inflation, higher royalties, increased pumping costs at Driefontein, costs to restore operational flexibility at Beatrix and higher third-party material purchase costs at Cooke. Surface production accounted for 36% of total gold produced in H1 2026

- Adjusted EBITDA from the SA PGM operations increased by approximately 300%, demonstrating the substantial earnings leverage from consistent production, a 67% increase in the average PGM basket price and a 12% increase in PGM sales. Production of 831,307 4Eoz, including attributable production from Mimosa and third-party purchase of concentrate (PoC), was broadly in line with the prior period. Stable underground production and higher recovery grades partly offset lower surface production and reduced output from Mimosa. AISC at the managed operations, excluding third-party PoC, increased by 10% to R26,252/4Eoz (US$1,600/4Eoz), primarily due to higher royalties associated with the stronger PGM basket price and inflationary input-cost pressures, but remained approximately 1% below the lower end of annual guidance

- The US PGM operations produced 137,930 2Eoz, 2% lower, primarily due to lower grades at East

Boulder and labour constraints. A 70% increase in the average PGM basket price supported profitability and materially improved underlying earnings. Reported adjusted EBITDA decreased by 56%, reflecting the non-recurrence of US$139 million of retrospective Section 45X credits relating to 2023 and 2024 that were recognised in H1 2025. AISC increased by 12% to US$1,347/2Eoz (R22,105/2Eoz), mainly reflecting planned increases in ore-reserve development and sustaining capital associated with the transition to mechanised mining, together with lower production, inflation and higher royalties and property taxes. Importantly, AISC remained below the lower end of annual guidance

- The Recycling operations delivered a standout performance, with adjusted EBITDA increasing by approximately 10% despite the non-recurrence of US$109 million of retrospective Section 45X credits relating to 2023 and 2024 that were recognised in H1 2025. Precious metal ounces recycled and sold increased by 142% to 2.79 million ounces. The strong underlying improvement reflects favourable precious metal prices, higher margin feed streams, increased scale, stronger production at the Pennsylvania site, feed-mix optimisation and the successful integration of the North Carolina site, with operational and commercial synergies being realised across the integrated platform
- The Century zinc retreatment operation produced 45kt of payable zinc, compared with 51kt in H1 2025, due to lower grades, adverse weather conditions and scheduled maintenance. AISC increased by 23% to US$2,162/tZn (R35,477/tZn), primarily reflecting lower production volumes and inflationary cost pressures. A higher equivalent zinc concentrate price more than offset lower production and higher unit costs, with adjusted EBITDA increasing by approximately 50%. Century remained profitable and cash generative as the current tailings retreatment operation approaches the end of its operating life
- At the Keliber lithium project, development progressed from construction to commissioning. Mining commenced at the Syväjärvi open pit, with 217.5kt of ore extracted, and hot commissioning of the concentrator began during the period. Continuous operating runs of up to 142 hours have been achieved to date, marking tangible progress towards stable mining and concentrator operations ahead of the potential refinery start-up

**H1 2026 Results webcast and conference call on 1 September 2026**

Sibanye-Stillwater will release its full results for the six months ended 30 June 2026 on Tuesday, 1 September 2026 and will host a live presentation shared via a webcast (Webcast link H1 2026 Results) and conference call (Registration link for conference call ) at 13h00 (CAT) / 12h00 (GMT) / 07h00 (EST) / 05h00 (MT). The results will be made available an hour before the presentation at 12h00 (CAT) / 11h00 (GMT) / 06h00 (EST) / 04h00 (MT) on the Group's website at https://https://www.sibanyestillwater.com/news-investors/reports/quarterly/2026/investors/reports/quarterly/2026/.

*Note: 4E refers to platinum, palladium, rhodium and gold; 2E refers to platinum and palladium; and 3E refers to platinum, palladium and rhodium.*

***About Sibanye-Stillwater***

*Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.*

*Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.*

**Investor relations contact:**
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

## DISCLAIMER

### Forward looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", " could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Any forward-looking statement contained in this announcement has not been reviewed or reported on by Sibanye-Stillwaters' external auditors.

### Non-IFRS[1] measures

The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC and headline earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater's financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information measures presented have not been reviewed or reported on by the Group's external auditors.

[1] IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

### Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.